UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Changes in Registrant’s Certifying Accountant.

(a) Release of Independent Registered Public Accounting Firm

On January 27, 2025, the audit committee of the board of directors of Lion Group Holdings Ltd (the “Company”) resolved to dismiss HTL International, LLC (“HTL”) as the Company’s independent registered public accounting firm, effective immediately.

During the last recent fiscal year and through the subsequent interim period preceding the release, HTL has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to HTL’s satisfaction, would have caused HTL to make reference to the subject matter thereof in its reports for such fiscal year and interim period.

During the last recent fiscal year and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided HTL with a copy of this report prior to its filing with the Securities and Exchange Commission (the “SEC”). HTL has provided a letter to us, dated January 31, 2025 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

(b) New independent registered public accounting firm

On January 27, 2025, the Company has engaged GGF CPA LTD (“GGF”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2024. The decision to engage GGF as the Company’s independent registered public accounting firm was approved by the board of directors of the Company.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with GGF regarding any of the following:

1.	the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements;

2.	the type of audit opinion that might be rendered on the Company’s financial statements by GGF, in either case where written or oral advice provided by GGF would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or

3.	any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Change to the Board of Directors

On January 28, 2025, the board (the “Board”) of directors of the Company elected Mr. Chunning Wang, director of the Board, as the Chairman of the Board, effective immediately. On the same date, the Board elected Mr. Sze Hau Lee as a Class II director of the Board. Mr. Lee currently serves as the Chief Financial Officer of the Company.

Mr. Lee joined the Company as a corporate finance director in May 2019, mainly responsible for the Company’s fund-raising activities. Prior to that, Mr. Lee worked in Carnival Group International Holdings Limited (0996.HK) as a corporate finance director from September 2017 to February 2019. While working there, Mr. Lee was primarily responsible for leading, originating, structuring and executing financing transaction and providing investment advice to the management. Before that, Mr. Lee had years of experience in banking industry. He worked as a manager of syndicated finance department at China Minsheng Banking Corporation Hong Kong Branch from February 2017 September 2017, a vice president of structured and leveraged finance department in Hengfeng Bank Shanghai Branch from April 2016 to February 2017, an assistant manager of structured and leveraged finance department in China Minsheng Banking Corporation Hong Kong Branch from January 2014 to April 2016. He had been primarily responsible for the origination, structure and execution of syndicated facilities as well as financing arrangements in mega transactions. Mr. Lee started his first few years of career in accounting firms. He worked as a senior associate in Ernst & Young from October 2012 to December 2013. Before that, he worked in PricewaterhouseCoopers for approximately five years, where he started as an associate in September 2007 and left in October 2012 as a senior associate. Mr. Lee received his bachelor’s degree in professional accountancy from The Chinese University of Hong Kong in August 2007. He is a member of Hong Kong Institute of Certified Public Accountants since 2011 and also a member of the Institute of Chartered Accountants in England and Wales since January 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-269333) and Form S-8 (Nos. 333-251127 and 333-275597) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

16.1	Letter of HTL International, LLC dated January 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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